        "This document is a copy of the statement on Schedule 13G
        (Amendment No. 1) filed on February 18, 1997 pursuant to a Rule 201 temporary hardship exemption."



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*
                                             ---

                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57326K102
                    --------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57326K102                                                13G                       PAGE  2  OF  6  PAGES

------------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin Industries, Inc. Employee Stock Ownership Plan and Related Trust
------------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a) [ ]
                                                                                                                           (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama, U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF          5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                2,060,859 shares(1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH             6      SHARED VOTING POWER
     REPORTING
      PERSON                   1,368,888 shares(1)
       WITH         ----------------------------------------------------------------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                               2,060,859 shares(1)
                    ----------------------------------------------------------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               1,368,888 shares(1)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,429,747 shares (1)
------------------------------------------------------------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          39.3%(2)
------------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
                  EP
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages

ITEM 1. (A)   NAME OF ISSUER: Martin Industries, Inc.

ITEM 1. (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630


ITEM 2. (A)   NAME OF PERSON FILING: Martin Industries, Inc. Employee Stock
                                     Ownership Plan and Related Trust

ITEM 2. (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (C)   PLACE OF ORGANIZATION: Alabama, U.S.A.

ITEM 2. (D)   TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (E)   CUSIP NO.: 57326K102

ITEM 3.       Not applicable

ITEM 4.       OWNERSHIP.

      (a)  Amount Beneficially Owned:

           3,429,747 shares (1)

      (b)  Percent of Class: 39.3% (2)

      (c)  Number of Shares as to Which Such Person Has:

           (i)     Sole power to vote or to direct the vote:

                   2,060,859 shares (1)

           (ii)    Shared power to vote or to direct the vote:

                   1,368,888 shares (1)

           (iii)   Sole power to dispose or to direct the disposition of:

                   2,060,859 shares (1)


                              Page 3 of 6 pages

          (iv)    Shared power to dispose or to direct the disposition of:

                  1,368,888 shares (1)


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The shares of Issuer Common Stock held by the reporting person are held in trust for the exclusive benefit of participants in the Martin Industries, Inc. Employee Stock Ownership Plan and Related Trust (the "ESOP" or the "reporting person") and their beneficiaries. Pursuant to the terms of the ESOP, cash dividends paid on shares of Common Stock held of record by the ESOP, including shares allocated to the accounts of participants, may, in the discretion of the committee responsible for administering the ESOP, be accumulated in the ESOP, may be paid to participants currently (in the case of shares allocated to the accounts of participants) or may be used to reduce the outstanding amount of the loan incurred by the ESOP which was used to purchase Common Stock of the Issuer (the "Securities Acquisition Loan"). If cash dividends are used to repay the Securities Acquisition Loan, the dividends paid with respect to account shares of Common Stock are paid to participants in the form of additional shares of Common Stock released to such participants' ESOP accounts. As of December 31, 1996, the ESOP owned of record 3,429,747 shares of Common Stock, or 39.3% of the shares of Common Stock outstanding on such date, of which 1,368,888 shares had been allocated to the accounts of participating employees.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.  See Note 1 to Notes to Schedule 13G.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.



                                Page 4 of 6 pages

NOTES TO SCHEDULE 13G

(1) As of December 31, 1996, the ESOP held of record 3,429,747 shares of Common Stock, or 39.3% of the shares of Common Stock outstanding on such date, 1,368,888 of which shares had been allocated to the accounts of employees participating in the ESOP. The shares held by the ESOP are held in trust for the exclusive benefit of the employees participating in the ESOP and their beneficiaries. The committee responsible for administering the ESOP (the "Administrative Committee") directs the vote of the shares that have not been allocated to participants' accounts. Participants are entitled under the ESOP to direct the voting of the Common Stock held in their accounts; however, in the event the trustees of the ESOP do not receive voting instructions from participants, the Administrative Committee directs the voting of said shares. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In addition, in the event the trustees of the ESOP receive an offer to sell or to tender all shares of Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares.

      William H. Martin, James D. Wilson, James W. Truitt, Louis J. Martin,
      II, William D. Biggs, Jim D. Caudle, Sr., Herbert J. Dickson, Bill G. Hughey and Charles R. Martin serve as members of the Administrative Committee, and James D. Wilson, James W. Truitt and Louis J. Martin, II serve as the trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on
      Schedule 13G. No member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP and further disclaims that the ESOP and its trustees and the Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      This filing shall not be deemed an admission that the ESOP is, for purposes of Section 13(d) of the Securities Exchange Act or otherwise, the beneficial owner of any equity securities covered by this Schedule 13G.

(2) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock received from the Issuer as of February 12, 1997.






                              Page 5 of 6 pages

                                  SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997                              /s/ JAMES D. WILSON
                                                     -----------------------
                                                         James D. Wilson
                                                             Trustee

Date: February 13, 1997                              /s/ JAMES W. TRUITT
                                                     -----------------------
                                                         James W. Truitt
                                                             Trustee

Date: February 13, 1997                              /s/ LOUIS J. MARTIN, II
                                                     -----------------------
                                                         Louis J. Martin, II
                                                             Trustee




                              Page 6 of 6 pages